March 4, 2010

VIA EDGAR Correspondence

Adam Phippen
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:           Signet Jewelers Limited
Form 20-F for the Year Ended January 31, 2009
Filed April 1, 2009
File No. 001-32349
_______________________________________

Dear Mr. Phippen:

This letter responds to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in telephone conversations with Andrea Bernstein and P.J. Himelfarb at Weil, Gotshal & Manges LLP following a letter from Signet Jewelers Limited (the “Company”), dated January 22, 2010. The Company’s letter was in response to the Commission’s letter dated December 23, 2009 (the “Comment Letter”), related to the Form 20-F (the “Form 20-F”) for the fiscal year ended January 31, 2009, which was filed on April 1, 2009. Set forth below in bold is the Staff’s comment and immediately following the Staff’s comment is the Company’s response including example language that we propose to incorporate into prospective filings with the Commission in response to the Staff’s comment.

Please tell us your policy for accounting for the sale of items that have been held as consignment inventory and the basis for such policy. Please disclose such policy in future filings.

Response:

The Company held $202.1 million of consignment inventory at January 31, 2009 and made $310.4 million of sales of items from consignment inventory during the year ended January 31, 2009.

When consignment inventory is sold, the sale is accounted for on a gross sales basis. Management considers this accounting treatment  to be appropriate based upon an evaluation of the factors for determining sales accounting treatment as prescribed in EITF 99-19 (ASC 605-45). The factors supporting gross revenue accounting are as follows:

  Signet Jewelers Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
Registered in Bermuda number 42069

•	The Company acts as a principal in the transaction and considers that it is the primary obligor as it selects the products and determines the price for these items.
•	The Company provides independent advice and guidance to customers and after sales service.
•
The products sold from consignment inventory are indistinguishable to the customer from other products that are sold from purchased inventory as they are sold on the same terms and are not separately identified as consignment items in the stores.

•	The Company selects the products and suppliers at its own discretion.
•	The Company is responsible for the physical security of the products held on its premises and is therefore liable for any inventory loss.
•	The Company also takes the credit risk of a sale to the customer.

This treatment on a gross sales basis is further supported by there being no indicators for net revenue accounting as:

•	The Company (not the supplier) is the primary obligor in the arrangement;
•	The amount the Company earns is variable and not a fixed fee or percentage per transaction; and
•	The Company (not the supplier) takes the credit risk.

Future filings will contain the following disclosure within ‘Revenue recognition’ under principal accounting policies (on page 122 of the Form 20-F):

Sales of Consignment Inventory

Sales of consignment inventory are accounted for on a gross sales basis . This reflects that the Company is the primary obligor providing independent advice guidance and after sales service to customers. The products sold from consignment inventory are indistinguishable to the customer from other products that are sold from purchased inventory. They are sold on the same terms and are not separately identified as consignment items in the stores. The Company selects the products and suppliers at its own discretion and is responsible for the physical security of the products making it liable for any inventory loss. It also takes the credit risk of a sale to the customer.

In responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me on 011-44-870-909-0301 or Andrea Bernstein at Weil, Gotshal & Manges LLP at (212) 310-8528. You may also address queries to Mike Maloney of KPMG in London at 011-44-207-311-1000.

Sincerely,

/s/   Walker Boyd

Walker Boyd
Group Finance Director
Signet Jewelers Limited

cc H. Christopher Owings (Division of Corporation Finance)
    Andrea Bernstein (Weil, Gotshal & Manges LLP)
    Mike Maloney (KPMG)